40-APP

File No. 812-15821

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

TCW DIRECT LENDING LLC AND TCW DIRECT LENDING VII LLC AND TCW

DIRECT LENDING VIII LLC AND TCW STAR DIRECT LENDING LLC AND TCW

SPIRIT DIRECT LENDING LLC AND TCW PRIVATE ASSET INCOME FUND AND

TCW ASSET BACKED FINANCE MANAGEMENT COMPANY LLC AND TCW DIRECT

LENDING PRIVATE FUND VIII LP AND TCW DIRECT LENDING STRATEGIC

VENTURES LLC AND TCW BRAZOS FUND LLC AND NJ/TCW DIRECT LENDING

LLC AND WEST VIRGINIA DIRECT LENDING LLC AND TCW SKYLINE LENDING,

L.P. AND TCW DIRECT LENDING STRUCTURED SOLUTIONS 2019 LLC AND TCW

DIRECT LENDING STRUCTURED SOLUTIONS 2022 LLC AND TCW ASSET

MANAGEMENT COMPANY LLC AND TCW STEEL CITY PERPETUAL LEVERED

FUND LP AND TCW STEEL CITY UNLEVERED PRIVATE FUND LP AND TCW PT

MANAGEMENT COMPANY LLC

515 South Flower Street

Los Angeles, California 90071

(213) 244-0000

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS

17(d) AND 57(i) OF

THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER

THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT

TRANSACTIONS

OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF

AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Kevin Finch

Senior Vice President

The TCW Group, Inc.

515 South Flower Street

Los Angeles, California 90071

(213) 244-0000

(213) 244-0491 (fax)

Vadim Avdeychik Debevoise & Plimpton LLP 66 Hudson Boulevard New York, NY 10001 (212) 909-6867	Sheena Paul Debevoise & Plimpton LLP 66 Hudson Boulevard New York, NY 10001 (202) 383-8178

August 27, 2025

UNITED STATES OF AMERICA BEFORE THE SECURITIES AND EXCHANGE COMMISSION

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

IN THE MATTER OF	:
:
TCW DIRECT LENDING LLC AND	:
TCW DIRECT LENDING VII LLC AND	:
TCW DIRECT LENDING VIII LLC AND	:
TCW STAR DIRECT LENDING LLC AND	:
TCW SPIRIT DIRECT LENDING LLC AND	:
TCW PRIVATE ASSET INCOME FUND AND TCW ASSET	:
BACKED FINANCE MANAGEMENT COMPANY LLC AND	:
TCW DIRECT LENDING PRIVATE FUND VIII LP AND	:
TCW DIRECT LENDING STRATEGIC VENTURES LLC	:
AND TCW BRAZOS FUND LLC AND	:
NJ/TCW DIRECT LENDING LLC AND WEST VIRGINIA	:
DIRECT LENDING LLC AND TCW SKYLINE LENDING,	:
L.P. AND TCW DIRECT LENDING STRUCTURED	:
SOLUTIONS 2019 LLC AND TCW DIRECT LENDING	:
STRUCTURED SOLUTIONS 2022 LLC AND	:
TCW ASSET MANAGEMENT COMPANY LLC AND	:
TCW STEEL CITY PERPETUAL LEVERED FUND LP AND	:
TCW STEEL CITY UNLEVERED PRIVATE FUND LP AND	:
TCW PT MANAGEMENT COMPANY LLC	:
:
515 SOUTH FLOWER STREET	:
LOS ANGELES, CALIFORNIA 90071	:
:
File No. 812-15821

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on June 17, 2024 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	TCW Direct Lending LLC, an externally managed closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act (“TCWDL”);

•

TCW Direct Lending VII LLC, an externally managed closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act (“TCWDL VII”);

•

TCW Direct Lending VIII LLC, an externally managed closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act (“TCWDL VIII”);

•

TCW Star Direct Lending LLC, an externally managed closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act (“TCWSDL”);

•	TCW Spirit Direct Lending LLC, a closed-end management investment company registered under the 1940 Act (“TCWSPDL”);

•

TCW Private Asset Income Fund, a closed-end management investment company registered under the 1940 Act (“TCWPAIF” and, together with TCWDL, TCWDL VII, TCWDL VIII, TCWSDL and TCWSPDL, the “Existing Regulated Funds”);

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	TCW Direct Lending LLC, et al. (File No. 812-15520), Release No. IC-35197 (May 20, 2024) (notice), Release No. IC-35216 (June 17, 2024) (order).

•

TCW Asset Backed Finance Management Company LLC, which is registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), as an investment adviser, and which serves as an investment adviser to TCWPAIF (“TABFMCO”);

•	TCW Direct Lending Private Fund VIII LP, which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act or relies on Rule 3a-7 under the 1940 Act (“TCWDLPF VIII”);

•	TCW Direct Lending Strategic Ventures LLC, which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act or relies on Rule 3a-7 under the 1940 Act (“TCWDLSV”);

•	TCW Brazos Fund LLC, which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act or relies on Rule 3a-7 under the 1940 Act (“TCWBF”);

•	NJ/TCW Direct Lending LLC, which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act or relies on Rule 3a-7 under the 1940 Act (“NJTCWDL”);

•	West Virginia Direct Lending LLC, which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act or relies on Rule 3a-7 under the 1940 Act (“WVDL”);

•	TCW Skyline Lending, L.P., which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act or relies on Rule 3a-7 under the 1940 Act (“TCWSL”);

•	TCW Direct Lending Structured Solutions 2019 LLC, which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act or relies on Rule 3a-7 under the 1940 Act (“TCWDLSS 2019”);

•	TCW Direct Lending Structured Solutions 2022 LLC, which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act or relies on Rule 3a-7 under the 1940 Act (“TCWDLSS 2022”);

•

TCW Asset Management Company LLC, which is registered with the Commission under the Advisers Act, as an investment adviser, and which serves as an investment adviser to TCWDL, TCWDL VII, TCWDL VIII, TCWSDL, TCWSPDL, TCWDLPF VIII, TCWDLSV, TCWBF, NJTCWDL, WVDL, TCWSL, TCWDLSS 2019, and TCWDLSS 2022 (“TAMCO”);

•

TCW Steel City Perpetual Levered Fund LP, a Delaware limited partnership that intends to convert to a Delaware statutory trust and that intends to convert to a closed-end management investment company that intends to elect to be regulated as a business development company under the 1940 Act (“TCWSCPLF”);

•

TCW Steel City Unlevered Private Fund LP, which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act or relies on Rule 3a-7 under the 1940 Act (“TCWSCUPF” and, together with TCWDLPF VIII, TCWDLSV, TCWBF, NJTCWDL, WVDL, TCWSL, TCWDLSS 2019, TCWDLSS 2022 and TCWSCPLF, the “Existing Affiliated Funds”);

•

TCW PT Management Company LLC, which is registered with the Commission under the Advisers Act as an investment adviser, and which serves as an investment adviser to TCWSCPLF and TCWSCUPF (“TCWPTMC” and, together with TAMCO and TABFMCO, the “Existing Advisers”);

•	The Existing Regulated Funds, Existing Affiliated Funds and Existing Advisers, collectively, the “Applicants”. [3]

[3]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment

[4]

“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[5]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	TCWDL

TCWDL is a Delaware limited liability company that is structured as an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. TCWDL was formed in Delaware on April 1, 2014, and has offered and sold its units in private placement transactions pursuant to certain exemptions of the Securities Act of 1933, as amended (the “Securities Act”), and the laws of the states and jurisdictions where any offering is made. TCWDL has made an election to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, and intends to continue to make such election in the future. TCWDL’s principal place of business is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

TCWDL’s investment objective is to generate attractive risk-adjusted returns through direct investments in senior secured loans to middle market companies and other issuers. TCWDL has a four-member board (the “TCWDL Board”), of which three members are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.9

B.	TCWDL VII

TCWDL VII is a Delaware limited liability company that is structured as an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. TCWDL VII was formed in Delaware on May 23, 2017, and has offered and sold its units in private placement transactions pursuant to certain exemptions of the Securities Act and the laws of the states and jurisdictions where any offering is made. TCWDL VII has made an election to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, and intends to continue to make such election in the future. TCWDL VII’s principal place of business is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

TCWDL VII’s investment objective is to generate attractive risk-adjusted returns through direct investments in senior secured loans to middle market companies and other issuers. TCWDL VII has a five-member board (the “TCWDL VII Board”), of which four members are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.

C.	TCWDL VIII

TCWDL VIII is a Delaware limited liability company that is structured as an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. TCWDL VIII was formed in Delaware on September 3, 2020, and has offered and sold its units in private placement transactions pursuant to certain exemptions of the Securities Act and the laws of the states and jurisdictions where any offering is made. TCWDL VIII has made an election to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, and intends to continue to make such election in the future. TCWDL VIII’s principal place of business is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

TCWDL VIII’s investment objective is to generate attractive risk-adjusted returns through direct investments in senior secured loans to middle market companies and other issuers. TCWDL VIII has a five-member board (the “TCWDL VIII Board”), of which four members are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.

[7]

“Adviser” means Existing Advisers and any other investment adviser controlling, controlled by, or under common control with any of the Existing Advisers. The term “Adviser” also includes any internally-managed Regulated Fund.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).
[9]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

D.	TCWSDL

TCWSDL is a Delaware limited liability company that is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. TCWSDL was formed in Delaware on March 7, 2022, and has offered and sold its units in private placement transactions pursuant to certain exemptions of the Securities Act and the laws of the states and jurisdictions where any offering is made. TCWSDL has made an election to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, and intends to continue to make such election in the future. TCWSDL’s principal place of business is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

TCWSDL’s investment objective is to generate attractive risk-adjusted returns through direct investments in senior secured loans to middle market companies and other issuers. TCWSDL has a five-member board (the “TCWSDL Board”), of which four members are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.

E.	TCWSPDL

TCWSPDL is a Delaware limited liability company that is a closed-end management investment company registered under the 1940 Act. TCWSPDL was formed in Delaware on March 5, 2024, and has offered and sold its units in private placement transactions pursuant to certain exemptions of the Securities Act and the laws of the states and jurisdictions where any offering is made. TCWSPDL has made an election to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, and intends to continue to make such election in the future. TCWSDL’s principal place of business is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

TCWSDL’s investment objective is to seek to preserve capital and generate attractive risk-adjusted returns through direct investments in senior secured loans to middle market companies and other issuers. TCWSDL has a five-member board (the “TCWSPDL Board”), of which four members are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.

F.	TCWPAIF

TCWPAIF is a Delaware statutory trust that is a non-diversified, closed-end management investment company registered under the 1940 Act. TCWPAIF was formed in Delaware on September 3, 2024, and has offered and sold its units in private placement transactions pursuant to certain exemptions of the Securities Act and the laws of the states and jurisdictions where any offering is made. TCWPAIF has made an election to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, and intends to continue to make such election in the future. TCWPAIF’s principal place of business is 515 South Flower Street, Los Angeles, California 90071.

TCWPAIF’s investment objective is to seek to provide attractive risk-adjusted returns and produce current income. TCWPAIF has a seven-member board (the “TCWPAIF Board” and, together with the TCWDL Board, TCWDL VII Board, TCWDL VIII Board, TCWSDL Board and TCWSPDL Board, the “Board”), of which five members are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.

G.	The Existing Affiliated Funds

Each Existing Affiliated Fund is a separate and distinct legal entity that would be an “investment company” but for Section 3(c)(1) or 3(c)(7) of the 1940 Act or Rule 3a-7 under the 1940 Act.10

The Regulated Funds and the Affiliated Entities may be under common control. Any of the Affiliated Entities or the Existing Advisers would be deemed to be a person identified in Section 57(b) of the 1940 Act if it is an affiliated person of an Existing Adviser within the meaning of Section 2(a)(3)(C) of the 1940 Act, thus requiring exemptive relief for certain co-investments with the Regulated Funds.

[10]

In the future, an Affiliated Fund may register as a closed-end management investment company, or elect to be regulated as a BDC, under the 1940 Act and, if so registered or regulated, will be considered a Regulated Fund for purposes of this application.

H.	The Existing Advisers

TAMCO, TABFMCO and TCWPTMC serve as the investment adviser of the Existing Regulated Funds and the Existing Affiliated Funds, as applicable, and either they or another Adviser will serve as the investment adviser to any Future Regulated Fund. TAMCO, TABFMCO and TCWPTMC also provide or will provide administrative services to the Existing Regulated Funds and the Existing Affiliated Funds, as applicable, under an administrative services agreement. Each of TAMCO, TABFMCO and TCWPTMC is a Delaware limited liability company and is a registered investment adviser with the Commission under the Advisers Act. On the date of this Application, TAMCO’s sole clients that intend to rely on the Order are TCWDL, TCWDL VII, TCWDL VIII, TCWSDL, TCWSPDL, TCWDLPF VIII, TCWDLSV, TCWBF, NJTCWDL, WVDL, TCWSL, TCWDLSS 2019 and TCWDLSS 2022. On the date of this Application, TABFMCO’s sole client is TCWPAIF. On the date of this Application, TCWPTMC’s sole clients are TCWSCPLF and TCWSCUPF.

TAMCO, TABFMCO and TCWPTMC are each a direct or indirect subsidiary of TCW Group, Inc., a Nevada corporation (“TCW Group”). TCW Group currently directly wholly owns TAMCO, and TAMCO currently directly wholly owns TABFMCO and TCWPTMC. TCW Group is a leading global asset management firm with more than five decades of investment experience and a broad range of products across fixed income, equities, emerging markets, and alternative investments. TCW Group’s clients include many of the world’s largest corporate and public pension plans, financial institutions, endowments and foundations, as well as financial advisors and high net worth individuals. The firm has offices in the U.S, Europe, Midde East and Asia and is headquartered in Los Angeles, CA.

Under the terms of an investment advisory agreement with each Existing Regulated Fund and each Existing Affiliated Fund, respectively, TAMCO, TABFMCO and TCWPTMC will, among other things, manage the investment portfolio, direct purchases and sales of portfolio securities and report thereon to each Existing Regulated Fund’s and the Existing Affiliated Fund’s officers and directors/manager regularly.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.

[11]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B. Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). TAMCO, TABFMCO and TCWPTMC are each majority-owned by TCW Group, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to TAMCO, TABFMCO, TCWPTMC, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with TAMCO, TABFMCO, TCWPTMC, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15

4. No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund,

[12]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[13]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[14]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[15]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
[16]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17

6. Dispositions:

(a) Prior to any Disposition18 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.19

7. Board Oversight

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)

Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

[17]	The Affiliated Entities may adopt shared Co-Investment Policies.
[18]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[19]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(c)

At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)

Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)

The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).20

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.  Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with

[20]

If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.  Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).21 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A.  Communications

Please address all communications concerning this Application, the Notice and the Order to:

Kevin Finch

Senior Vice President

The TCW Group, Inc.

515 South Flower Street

Los Angeles, California 90071

(213) 244-0000

(213) 244-0491 (fax)

[21]

See, e.g., Polen Credit Opportunities Fund, et al. (File No. 812-15457), Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01), Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Vadim Avdeychik Debevoise & Plimpton LLP 66 Hudson Boulevard New York, NY 10001 (212) 909-6867	Sheena Paul Debevoise & Plimpton LLP 66 Hudson Boulevard New York, NY 10001 (202) 383-8178

B. Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 27th day of August, 2025.

TCW DIRECT LENDING LLC

By:	/s/ Andrew J. Kim
Name:	Andrew J. Kim
Title:	Chief Financial Officer

TCW DIRECT LENDING VII LLC

By:	/s/ Andrew J. Kim
Name:	Andrew J. Kim
Title:	Chief Financial Officer

TCW DIRECT LENDING VIII LLC

By:	/s/ Andrew J. Kim
Name:	Andrew J. Kim
Title:	Chief Financial Officer

TCW STAR DIRECT LENDING LLC

By:	/s/ Andrew J. Kim
Name:	Andrew J. Kim
Title:	Chief Financial Officer

TCW SPIRIT DIRECT LENDING LLC

By:	/s/ David Wang
Name:	David Wang
Title:	Chief Operating Officer

By:	/s/ Andrew Kim
Name:	Andrew Kim
Title:	Chief Financial Officer and Treasurer

TCW PRIVATE ASSET INCOME FUND

By:	/s/ Megan McClellan
Name:	Megan McClellan
Title:	President and Principal Executive Officer

TCW ASSET BACKED FINANCE MANAGEMENT COMPANY LLC

By:	/s/ Peter Davidson
Name:	Peter Davidson
Title:	Senior Vice President and Associate General Counsel

TCW DIRECT LENDING PRIVATE FUND VIII LP
By: TCW DLPF8 GP LLC,
Its: General Partner

By: TCW Asset Management Company LLC
Its: Managing Member

By:	/s/ Andrew Kim
Name:	Andrew Kim
Title:	Managing Director

By:	/s/ Kevin Finch
Name:	Kevin Finch
Title:	Senior Vice President

TCW DIRECT LENDING STRATEGIC VENTURES LLC

By:	/s/ Andrew J. Kim
Name:	Andrew J. Kim
Title:	Authorized Person

TCW BRAZOS FUND LLC

By: TCW Asset Management Company LLC
Its: Managing Member

By:	/s/ Andrew Kim
Name:	Andrew Kim
Title:	Managing Director

By:	/s/ Kevin Finch
Name:	Kevin Finch
Title:	Senior Vice President

NJ/TCW DIRECT LENDING LLC

By: TCW Private Funds Management LLC
Its: Managing Member

By: TCW Asset Management Company LLC
Its: Managing Member

By:	/s/ Andrew Kim
Name:	Andrew Kim
Title:	Managing Director

By:	/s/ Kevin Finch
Name:	Kevin Finch
Title:	Senior Vice President

WEST VIRGINIA DIRECT LENDING LLC

By: TCW Private Funds Management LLC
Its: Managing Member

By: TCW Asset Management Company LLC
Its: Managing Member

By:	/s/ Andrew Kim
Name:	Andrew Kim
Title:	Managing Director

By:	/s/ Kevin Finch
Name:	Kevin Finch
Title:	Senior Vice President

TCW SKYLINE LENDING, L.P.

By: TCW Private Funds Management LLC
Its: General Partner

By: TCW Asset Management Company LLC
Its: Managing Member

By:	/s/ Andrew Kim
Name:	Andrew Kim
Title:	Managing Director

By:	/s/ Kevin Finch
Name:	Kevin Finch
Title:	Senior Vice President

TCW DIRECT LENDING STRUCTURED SOLUTIONS 2019 LLC

By: TCW Asset Management Company LLC
Its: Managing Member

By:	/s/ Andrew Kim
Name:	Andrew Kim
Title:	Managing Director

By:	/s/ Kevin Finch
Name:	Kevin Finch
Title:	Senior Vice President

TCW DIRECT LENDING STRUCTURED SOLUTIONS 2022 LLC

By: TCW Asset Management Company LLC
Its: Managing Member

By:	/s/ Andrew Kim
Name:	Andrew Kim
Title:	Managing Director

By:	/s/ Kevin Finch
Name:	Kevin Finch
Title:	Senior Vice President

TCW ASSET MANAGEMENT COMPANY LLC

By:	/s/ Andrew Kim
Name:	Andrew Kim
Title:	Managing Director

By:	/s/ Kevin Finch
Name:	Kevin Finch
Title:	Senior Vice President

TCW STEEL CITY PERPETUAL LEVERED FUND LP

By: TCW Steel City GP LLC
Its: General Partner

By: TCW PT Management Company LLC
Its: Managing Member

By:	/s/ Andrew Kim
Name:	Andrew Kim
Title:	Managing Director

By:	/s/ Kevin Finch
Name:	Kevin Finch
Title:	Senior Vice President

TCW STEEL CITY UNLEVERED PRIVATE FUND LP

By: TCW Steel City GP LLC
Its: General Partner

By: TCW PT Management Company LLC
Its: Managing Member

By:	/s/ Andrew Kim
Name:	Andrew Kim
Title:	Managing Director

By:	/s/ Kevin Finch
Name:	Kevin Finch
Title:	Senior Vice President

TCW PT MANAGEMENT COMPANY LLC

By:	/s/ Andrew Kim
Name:	Andrew Kim
Title:	Managing Director

By:	/s/ Kevin Finch
Name:	Kevin Finch
Title:	Senior Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of TCW Direct Lending LLC, that he is the Chief Financial Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TCW DIRECT LENDING LLC

By:	/s/ Andrew J. Kim
Name:	Andrew J. Kim
Title:	Chief Financial Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of TCW Direct Lending VII LLC, that he is the Chief Financial Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TCW DIRECT LENDING VII LLC

By:	/s/ Andrew J. Kim
Name:	Andrew J. Kim
Title:	Chief Financial Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of TCW Direct Lending VIII LLC, that he is the Chief Financial Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TCW DIRECT LENDING VIII LLC

By:	/s/ Andrew J. Kim
Name:	Andrew J. Kim
Title:	Chief Financial Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of TCW Star Direct Lending LLC, that he is the Chief Financial Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TCW STAR DIRECT LENDING LLC

By:	/s/ Andrew J. Kim
Name:	Andrew J. Kim
Title:	Chief Financial Officer

VERIFICATION

Each of the undersigned states that he has duly executed the foregoing Application for and on behalf of TCW Spirit Direct Lending LLC, that he is the Chief Operating Officer or Chief Financial Officer and Treasurer, as applicable, of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Each of the undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TCW SPIRIT DIRECT LENDING LLC

By:	/s/ David Wang
Name:	David Wang
Title:	Chief Operating Officer

By:	/s/ Andrew Kim
Name:	Andrew Kim
Title:	Chief Financial Officer and Treasurer

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of TCW Private Asset Income Fund, that she is the President and Principal Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

TCW PRIVATE ASSET INCOME FUND

By:	/s/ Megan McClellan
Name:	Megan McClellan
Title:	President and Principal Executive Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of TCW Asset Backed Finance Management Company LLC, that he is the Senior Vice President and Associate General Counsel of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TCW ASSET BACKED FINANCE MANAGEMENT COMPANY LLC

By:	/s/ Peter Davidson
Name:	Peter Davidson
Title:	Senior Vice President and Associate General Counsel

VERIFICATION

Each of the undersigned states that he has duly executed the foregoing Application for and on behalf of TCW Direct Lending Private Fund VIII LP, that he is the Managing Director or Senior Vice President, as applicable, of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Each of the undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TCW DIRECT LENDING PRIVATE FUND VIII LP
By: TCW DLPF8 GP LLC,
Its: General Partner

By: TCW Asset Management Company LLC
Its: Managing Member

By:	/s/ Andrew Kim
Name:	Andrew Kim
Title:	Managing Director

By:	/s/ Kevin Finch
Name:	Kevin Finch
Title:	Senior Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of TCW Direct Lending Strategic Ventures LLC, that he is an Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TCW DIRECT LENDING STRATEGIC VENTURES LLC

By:	/s/ Andrew J. Kim
Name:	Andrew J. Kim
Title:	Authorized Person

VERIFICATION

Each of the undersigned states that he has duly executed the foregoing Application for and on behalf of TCW Brazos Fund LLC, that he is the Managing Director or Senior Vice President, as applicable, of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Each of the undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TCW BRAZOS FUND LLC

By: TCW Asset Management Company LLC
Its: Managing Member

By:	/s/ Andrew Kim
Name:	Andrew Kim
Title:	Managing Director

By:	/s/ Kevin Finch
Name:	Kevin Finch
Title:	Senior Vice President

VERIFICATION

Each of the undersigned states that he has duly executed the foregoing Application for and on behalf of NJ/TCW Direct Lending LLC, that he is the Managing Director or Senior Vice President, as applicable, of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Each of the undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NJ/TCW DIRECT LENDING LLC

By: TCW Private Funds Management LLC
Its: Managing Member

By: TCW Asset Management Company LLC
Its: Managing Member

By:	/s/ Andrew Kim
Name:	Andrew Kim
Title:	Managing Director

By:	/s/ Kevin Finch
Name:	Kevin Finch
Title:	Senior Vice President

VERIFICATION

Each of the undersigned states that he has duly executed the foregoing Application for and on behalf of West Virginia Direct Lending LLC, that he is the Managing Director or Senior Vice President, as applicable, of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Each of the undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

WEST VIRGINIA DIRECT LENDING LLC

By:	TCW Private Funds Management LLC
Its:	Managing Member

By:	TCW Asset Management Company LLC
Its:	Managing Member

By:	/s/ Andrew Kim
Name:	Andrew Kim
Title:	Managing Director

By:	/s/ Kevin Finch
Name:	Kevin Finch
Title:	Senior Vice President

VERIFICATION

Each of the undersigned states that he has duly executed the foregoing Application for and on behalf of TCW Skyline Lending, L.P., that he is the Managing Director or Senior Vice President, as applicable, of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Each of the undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TCW SKYLINE LENDING, L.P.

By: TCW Private Funds Management LLC
Its: General Partner

By: TCW Asset Management Company LLC
Its: Managing Member

By:	/s/ Andrew Kim
Name:	Andrew Kim
Title:	Managing Director

By:	/s/ Kevin Finch
Name:	Kevin Finch
Title:	Senior Vice President

VERIFICATION

Each of the undersigned states that he has duly executed the foregoing Application for and on behalf of TCW Direct Lending Structured Solutions 2019 LLC, that he is the Managing Director or Senior Vice President, as applicable, of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Each of the undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TCW DIRECT LENDING STRUCTURED
SOLUTIONS 2019 LLC

By: TCW Private Funds Management LLC
Its: Managing Member

By: TCW Asset Management Company LLC
Its: Managing Member

By:	/s/ Andrew Kim
Name:	Andrew Kim
Title:	Managing Director

By:	/s/ Kevin Finch
Name:	Kevin Finch
Title:	Senior Vice President

VERIFICATION

Each of the undersigned states that he has duly executed the foregoing Application for and on behalf of TCW Direct Lending Structured Solutions 2022 LLC, that he is the Managing Director or Senior Vice President, as applicable, of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Each of the undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TCW DIRECT LENDING STRUCTURED
SOLUTIONS 2022 LLC

By: TCW Private Funds Management LLC
Its: Managing Member

By: TCW Asset Management Company LLC
Its: Managing Member

By:	/s/ Andrew Kim
Name:	Andrew Kim
Title:	Managing Director

By:	/s/ Kevin Finch
Name:	Kevin Finch
Title:	Senior Vice President

VERIFICATION

Each of the undersigned states that he has duly executed the foregoing Application for and on behalf of TCW Asset Management Company LLC, that he is the Managing Director or Senior Vice President, as applicable, of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Each of the undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TCW ASSET MANAGEMENT COMPANY LLC

By:	/s/ Andrew Kim
Name:	Andrew Kim
Title:	Managing Director

By:	/s/ Kevin Finch
Name:	Kevin Finch
Title:	Senior Vice President

VERIFICATION

Each of the undersigned states that he has duly executed the foregoing Application for and on behalf of TCW Steel City Perpetual Levered Fund LP, that he is the Managing Director or Senior Vice President, as applicable, of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Each of the undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TCW STEEL CITY PERPETUAL LEVERED FUND LP

By: TCW Steel City GP LLC
Its: General Partner

By: TCW PT Management Company LLC
Its: Managing Member

By:	/s/ Andrew Kim
Name:	Andrew Kim
Title:	Managing Director

By:	/s/ Kevin Finch
Name:	Kevin Finch
Title:	Senior Vice President

VERIFICATION

Each of the undersigned states that he has duly executed the foregoing Application for and on behalf of TCW Steel City Unlevered Private Fund LP, that he is the Managing Director or Senior Vice President, as applicable, of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Each of the undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TCW STEEL CITY UNLEVERED PRIVATE FUND LP

By: TCW Steel City GP LLC
Its: General Partner

By: TCW PT Management Company LLC
Its: Managing Member

By:	/s/ Andrew Kim
Name:	Andrew Kim
Title:	Managing Director

By:	/s/ Kevin Finch
Name:	Kevin Finch
Title:	Senior Vice President

VERIFICATION

Each of the undersigned states that he has duly executed the foregoing Application for and on behalf of TCW PT Management Company LLC, that he is the Managing Director or Senior Vice President, as applicable, of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Each of the undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TCW PT MANAGEMENT COMPANY LLC

By:	/s/ Andrew Kim
Name:	Andrew Kim
Title:	Managing Director

By:	/s/ Kevin Finch
Name:	Kevin Finch
Title:	Senior Vice President

EXHIBIT A

Resolutions of the Board of Directors of TCW Direct Lending LLC

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of TCW Asset Management Company LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Resolutions of the Board of Directors of TCW Direct Lending VII LLC

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of TCW Asset Management Company LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Resolutions of the Board of Directors of TCW Direct Lending VIII LLC

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of TCW Asset Management Company LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Resolutions of the Board of Directors of TCW Star Direct Lending LLC

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of TCW Asset Management Company LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Resolutions of the Board of Directors of TCW Spirit Direct Lending LLC

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of TCW Asset Management Company LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Resolutions of the Board of Trustees of TCW Private Asset Income Fund

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of TCW Asset Backed Finance Management Company LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.